Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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The following employee bulletin was issued by Jeffery Smisek on May 3, 2010:
May 3, 2010
Dear co-worker:
We have decided to merge with United. We made this decision after extensive and careful consideration about what we need to do to succeed and thrive in the changing and competitive global airline industry. We believe this decision, which was unanimously approved by our Board of Directors, is in the long-term best interests of our co-workers, our customers, our stockholders and the communities we serve.
Ever since Sept. 11, 2001, our future has been unstable and uncertain. We’ve lost more than $1 billion since then, and every time we’ve made progress, something bad has come along to set us back. This merger will help us break this cycle.
This will be a merger of equals. We will keep Continental’s logo, livery and colors, and our Working Together culture, and I will lead the company as CEO. We will keep the United name, which has strong global recognition, and the headquarters will be in Chicago. We will, of course, continue to have a large presence and major employment in Houston. Glenn Tilton will serve as non-executive chairman of the board for two years, after which I will also become executive chairman. The board of directors will consist of equal numbers of directors from Continental and United, along with two union representatives required by United’s charter.
Our combined airline will have the most comprehensive network in the industry with 370 destinations. As the world’s premier airline, we will have an unmatched scope and scale that will allow us to generate more revenue and operate the combined carrier more efficiently. This will help us achieve and sustain profitability, which will permit us to improve career opportunities for co-workers of both airlines. We’ll have 10 hubs, including hubs in all four of the nation’s largest cities, and Houston will remain the airline’s largest hub. We will continue to have the youngest and most fuel-efficient fleet (adjusted for cabin mix), and the best new aircraft order book, among major U.S. network carriers.
Although this merger will greatly improve the future of our company, I know this will be a big change for all of you. I also know that you have many questions and concerns. One of the toughest things has been not being able to talk to you when the press kept reporting about merger discussions. I hated being muzzled by the lawyers. Now that we’ve made this announcement and I’m free to talk to you again, you’re going to hear from me directly, openly, honestly and regularly, just like you did before this whole process started.

We have put out a Q&A that will answer some of your questions, and I will be going around the system soon to meet with groups of you and answer your questions directly. While we don’t have all the answers to every question you may have now, we’ll keep communicating with you openly and honestly as this long process unfolds.
This merger will not have an immediate effect on you or your job. The regulatory review process takes quite awhile, and even after the merger occurs (which we expect to be in late 2010), it will take us until the first half of 2012 to operationally merge the two carriers. As always, however, I want to be upfront with you. Mergers do result in some job losses, particularly in non-operational positions. That part is painful, but in the long run, the merger will allow us to grow and prosper as a strong competitor, providing opportunities for advancement and the creation of new jobs. As always, we will do everything we can to mitigate job losses and work with those affected by the merger.
Open, honest and direct communication won’t change as a result of the merger, nor will our Working Together culture. You know how important I believe our culture is, and as CEO of the merged company, I will do everything I can to make sure that our Working Together culture becomes a fundamental part of the combined airline.
I know this decision is emotional for all of us, but it’s the right thing to do for our future. So while many things will be changing, two things aren’t going to change: our dedication to running a clean, safe and reliable airline, and our Working Together culture of treating each other, and customers, with dignity and respect, and open, honest and direct communication. These two things have gotten us through tough and uncertain times before, and they will get us through this merger and out the other side, where we can become a strong, growing and profitable carrier, with great service, a great culture and a great future.
Jeff
Continental-United Merger — Questions & Answers for Co-workers
May 3, 2010
Continental announced today that we will merge with United. We remain committed to open, honest and direct communication with co-workers. This Q&A answers some questions co-workers may have about the impact of the merger.
We have divided this Q&A into two parts: Part 1 explains the reasons for the merger and how it will impact the company as a whole. Part 2 answers initial questions co-workers may have on how the merger will affect them and their work groups.
Continental will continue to answer co-workers’ questions over the coming weeks, and Jeff will hold a series of CEO Exchanges soon. If you would like to submit a question for possible publication in a future Q&A about the merger, please send it to conews@coair.com or call the employee communications hotline at 877-324-4000 or 713-324-4000. You can also find more information at www.unitedcontinentalmerger.com.

Part 1: General Q&A about the merger
1. Why are we merging? What has changed since early 2008, when we chose not to merge? I thought we preferred to remain independent.
For nearly a decade, the airline industry has suffered through crisis after crisis, resulting in instability for our airline and uncertainty for you. We must break this cycle and adapt to changing competitive dynamics.
Many complex factors went into our decision to merge. The biggest factor is that the combined airline has a much greater chance of succeeding and thriving in the changing airline environment than either carrier has independently. United is the right partner for Continental. That’s because the combined airline will bring together the best of both worlds: we bring Continental’s New York hub, our Houston gateway to a strong Latin American network, and our broad trans-Atlantic presence, in addition to our award-winning culture. United brings its strong West coast and Pacific presence, something we’ve always wanted and needed. In short, we are strong where they are weak, and they are strong where we are weak. United is also the right partner for Continental because we have many things in common, like a shared focus on operational excellence, a shared commitment to investing in the product, a shared dedication to generating new sources of revenue, a shared global focus, and a shared partnership in Star Alliance.
When you combine each of our strengths, what you end up with is the world’s greatest airline. We expect to create financial synergies that will serve as a foundation for achieving sustained profitability. That means the combined airline is positioned to create a much better future for co-workers, for customers, for shareholders, and the communities we serve.
This is also the right time to merge. In early 2008, the financial crisis was beginning, oil prices were skyrocketing, capital markets were distressed, and demand was beginning to drop, so the risks of a merger outweighed the rewards. Today, the economy is beginning to recover, oil prices, though high, are at manageable levels, the capital markets are open to us and demand is picking up. So now, the rewards of a merger outweigh the risks. The path is cleared for us to take a decisive step — merging and creating the greatest airline in the world — that will help secure our future.

In addition to those good reasons to merge — it’s the right time and we’ve found the right partner — there are some very good reasons why we should no longer remain independent.
For one thing, we have seen major changes in the competitive dynamics of our industry. Not only have Delta and Northwest merged here in the U.S., but many of our foreign competitors have merged, such as Air France and KLM, British Airways’ recent merger with Iberia, and Lufthansa’s acquisition of Austrian, Swiss, Brussels and British Midland. These carriers are now better positioned to compete against us. We’ve worked hard over the past 15 years to become a global airline, and we need to be prepared to compete globally with larger, stronger competitors who are attracting valuable corporate customers. We do not want to be left behind, and we need to merge while our best partner, United, is still available.
Another reason that we should no longer remain independent is that the airline industry has become increasingly competitive since early 2008. This is particularly true in the important New York market. New York has always been attractive to our competitors. Both Delta and American have recently launched significant initiatives to grow their New York presence and supplant Continental as New York’s airline of choice. Delta is trying to swap slots with US Airways so Delta can grow its presence significantly at LaGuardia. Low-cost competitors have continued their growth, particularly on high traffic routes, from New York and other important markets. Other competitor initiatives, such as American’s new alliance with Jet Blue, Delta’s attempt to lure Japan Airlines away from oneworld, and the recent decision of China Eastern and Shanghai Airlines to join SkyTeam, highlight the many changes in the industry driving our decision to merge with United now.
So our decision to merge is the right decision, at the right time, with the right partner. The merger will help us to provide more stable careers, growth, and new opportunities to the employees of the combined carrier, and will position us as a vibrant competitor for decades to come.
2. Can’t we achieve all of this with Star Alliance? Wasn’t that our alternative to merging?
Although our membership in Star Alliance is a valuable asset to Continental and a tremendous benefit to our customers, it has become clear that it is just a piece of what we need to be successful over the long term. We’ve seen over the past few years that alliances, while helpful, aren’t always enough to secure our future. As one combined airline, Continental and United will have the efficiency, scope and scale to compete effectively with every airline for every passenger and to participate as a stronger member of Star Alliance.

3. But couldn’t we have backed out of talks with United when US Airways announced that they were no longer looking to merge with United?
Although we restarted talks with United after press reports that United and US Airways were considering merging, we had already begun serious thinking about our future, and the fact that US Airways pulled out of talks doesn’t make our future as a stand-alone carrier any more secure. Put another way, given the changing economic and competitive environment, we would have had to consider reengaging with United whether or not US Airways had been talking with them, as we need to secure our future.
4. Why did it take so long for Jeff to talk to us?
When two companies enter into merger discussions, they sign what is known as a confidentiality agreement. This prevents the companies, including the CEOs, from talking about or confirming the discussions or any of the information that the companies are considering. Securities law concerns also prevent the companies, including the CEOs, from talking about or confirming the discussions with you until the companies are prepared to make the merger discussions public. So although Jeff wanted to talk to you, he couldn’t. Now that the merger has been announced, he will again communicate with you directly, openly, honestly and regularly, just like he did before the merger process started.
5. What is the process for completing the merger?
The first step is accomplishing the legal merger. A lot of regulators, including the Department of Justice and the Department of Transportation, will review the merger. That review will probably last through a good part of this year, and we expect to complete the legal merger by the end of 2010. Once we merge, the stockholders of United and the stockholders of Continental will own stock in the combined company.
The second step is the operational merger. This is when we will obtain a single operating certificate and run Continental and United as a single carrier. This process will take at least a year after the legal merger occurs. So the whole process takes a long time, but we should conclude sometime in the first half of 2012.
6. Why are we keeping the United name and Chicago headquarters?
In a merger of equals, lots of things (commonly referred to as “social” issues) need to be agreed to, like the name, brand, headquarters location, governance and management. These negotiations are all a give and take, since neither company in a merger of equals is acquiring the other, but instead the two companies are coming together as equals.

Our board of directors believes that the most important “social” issue in a merger of equals is who runs the company and thus most influences its culture and its future. Jeff will be the CEO of the merged company. Our board also believes it is important to merge the brands, as Continental is known for great service and a great culture, while United is the more globally recognized name. As a result, the name of the combined company will be United, while the marketing brand of the company will be a merged brand that retains the livery of Continental with its globe symbol on the tail and overall color scheme. We think this is a very good outcome for the combined company and its employees. You can see what this looks like here:
Also because this is a merger of equals, the board of directors will be split 50/50 between current Continental independent directors and current United independent directors. Two unions, ALPA and the IAM, also will have representatives on the board as required by United’s charter.
Glenn Tilton, United’s current CEO, will serve as a non-executive chairman of the board of directors for two years and will step away from running the day-to-day operations of the airline at closing. He will be available to Jeff for consultation. After two years, Jeff will also become executive chairman of the board and remain CEO.
The combined carrier will have 10 hubs, including hubs in the four largest cities in the U.S.: New York/Newark, Los Angeles, Chicago, and Houston. It will also have hubs in Cleveland, Denver, Guam, San Francisco, Tokyo and Washington, D.C.
It was necessary to locate the headquarters in Chicago to get the transaction accomplished. However, the merged company will still have a huge presence in Houston. That will not change, even with headquarters being in Chicago. There will be various administrative functions that will also remain in Houston, and Continental will continue to remain one of Houston’s top employers. Plus, the merger will result in more and better air service in Houston than we could have offered on a stand-alone basis.

7. How do you plan to integrate the two companies’ cultures?
Both companies bring significant and complementary strengths to the merger.
One of the most important assets Continental brings is its culture. Our culture is an important asset that other airlines, including United, recognize and respect. Jeff has always made it clear that Continental’s culture is integral to its success, and he is committed to bringing that culture, and the award winning service it creates, to the combined company. The combined company will continue our focus on direct, open and honest communication and treating each other, and customers, with dignity and respect. The combined company will also focus on running a clean, safe and reliable operation. Working together in the combined company, we are well positioned to achieve and sustain profitability for the benefit of co-workers, shareholders, customers and the communities it serves.
United also brings many strengths to the new airline, including a globally recognized name, one of the finest networks in the world, and talented co-workers. United’s employees have done a great job with the carrier’s on-time performance, which over the last year or so has been not only better than ours, but the best among network carriers. United has the highest unit revenue (RASM) in the industry — even better than Continental’s.
In addition to each airline’s unique strengths, United and Continental have many things in common, like a shared focus on operational performance, a shared commitment to investing in the product, a shared dedication to generating new sources of revenue, a shared global focus and a shared partnership in Star Alliance.
8. We’ve worked so hard to maintain the trust and loyalty of our customer base. Why would we forgo the Continental brand?
We are not forgoing the Continental brand. The marketing brand will be a merger of the Continental globe, colors, typeface, livery and all other aspects of the Continental aircraft livery, with United painted on the side instead of Continental. Importantly, our Working Together culture will remain the same, and we will bring it into the combined company. We already have a global codesharing arrangement with United, so many of our customers are already overlapping. We will be working together to improve the product and the service of both companies.
9. When will the integration process begin? Who will lead that process?
This merger, like other airline mergers, will be complex and time consuming. The two companies will continue to operate separately until the transaction closes, which we expect to occur in late 2010. Between the signing and the closing, we remain competitors, and we at Continental will continue to focus on running a great airline. During that period, we will form teams of employees from each carrier to work on the integration planning, and those teams will lead that process.

The integration of the carriers will begin after the closing of the legal merger, and will continue through the subsequent operational merger, which we expect to occur during the first half of 2012.
10. How will the merger affect our presence in Houston?
We will continue to maintain a significant presence in Houston. Houston will remain important to the combined company and will be the combined airline’s largest hub, and its primary gateway to Latin America.
11. How will our local partners like the Houston Rodeo and Houston Astros be affected?
Continental has always been an integral part of every major community it serves. That won’t change with the merger. We will continue to participate in community sponsorships as we always have, based on our desire to be a good corporate citizen and to attain maximum exposure for the combined company and its product.
12. The Greater Houston Partnership put together an incentive package to convince us not to move our headquarters? Why didn’t we consider that?
We did. We appreciate the support from the Partnership and Houston officials who want us to maintain our headquarters here; however GHP told us the proposal was informational and not a commitment. Also, the proposal, if ever made a firm commitment, would have required us to undertake a number of financial commitments we are not in a position to make.
Part 2: Q&A about how the merger affects co-workers and their work groups
Note: Employee benefits in some cases vary by workgroup. Therefore, specific questions regarding specific workgroups will be addressed and communicated at a later date.
13. Will there be any involuntary furloughs in front-line workgroups as a result of the merger?
Given normal attrition and retirements, we currently expect on a system-wide basis that we will hire and/or recall from furlough employees in all major frontline workgroups (pilots, flight attendants, technicians and airport agents) over time. However, when we complete the operational merger process (expected by the first half of 2012), there will likely be overlapping workforces at some airport locations, which may result in local furloughs as some employees won’t be able to relocate to accept open positions elsewhere in the system. Because these local reductions will occur up to two years from now, we expect to be able to minimize and perhaps eliminate the need for local furloughs through retirements, attrition and special voluntary programs such as early outs, company offered leaves of absence and voluntary furlough initiatives.
14. I’m not a frontline co-worker. What happens to me and my department?
First of all, nothing will happen prior to the legal merger, which we expect won’t occur until late 2010. As in most mergers, some operating efficiencies are created by eliminating overlapping jobs within the management and clerical ranks, particularly administrative jobs at both United’s and Continental’s original corporate headquarters. Any reduction in headcount will occur only after a careful and thoughtful review of the people and the functions they perform at each of the carriers. This review will likely take many months to complete, and consequently it’s too early to provide details on the ultimate resolution. As soon as we have more details on the process and the outcome, we will let potentially impacted management and clerical co-workers at Continental know, and we expect United will do the same for their people. We are committed to an equitable process between Continental and United, with determinations based on the business needs of the combined company. Just like with frontline co-workers, we expect retirements, attrition and special voluntary programs at both carriers will help us manage the process.
15. What should I be doing in the meantime while I wait to find out if my job is impacted?
Our most important job after the merger announcement is the same as it was before the merger announcement: providing clean, safe and reliable air transportation, and continuing to work together to deliver award-winning, quality service every day. There will be some employees who will be asked to work on merger integration planning teams, who will spend a considerable amount of their time working on combining two great companies into the greatest airline in the world.
16. What will happen to our pension plans?
We do not expect any immediate changes. However, unionized work groups may decide to negotiate changes to their retirement plans in the future. As always, we remain committed to retirement security for all our co-workers.

17. Will there be any change to health and welfare benefits?
Nothing changes for now. Over time, we will decide on health and welfare plans that are best for the combined company as a whole.
18. Are my stock holdings or stock options affected?
Your stock and outstanding stock options in Continental will be converted into the stock and stock options in the combined company in the merger. All stock options that were granted under Continental’s broad-based stock option plans are already vested. Options granted under the company’s current stockholder approved incentive plans will vest immediately following the legal merger. Stock purchased under the Employee Stock Purchase Plan will be converted into the stock of the combined company in the merger.
19. Will we be offering early-out or severance packages to affected employees?
Of course. As always, we will do all we can for affected employees, whether they were originally Continental or United employees. It’s part of our culture, and that won’t change.
20. I work at headquarters in Houston, and I can’t relocate. What are my options and when will the move happen?
First of all, nobody is going to need to relocate prior to the merger occurring, which we expect to happen in late 2010. After the merger happens, there will be a transition period for certain job functions to move to Chicago; however, not all job functions will move to Chicago. There will be various administrative functions that will remain in Houston, and Continental will remain one of Houston’s top employers.
If you have a job that requires you to move, we will work with you to provide flexibility on the timing of any move. We also will provide relocation benefits. However, if your position is moved to Chicago and you are unable to move at all, we will work with you to help you find a job elsewhere within the company or in the Houston community.

21. What headquarters departments will be moving to Chicago and which ones, if any, will stay in Houston? How will you decide?
We have not made those decisions yet. We will conduct a detailed analysis of what functions need to be at the combined company’s headquarters in Chicago and what functions should remain in Houston. This process will take time and care.
After the merger, there will still be various administrative functions that remain in Houston. As we work though the integration plans in detail, we will get the information out in a timely, open and direct way.
22. Will assistance be provided to locate housing in the Chicago area?
Yes.
23. Should I decide not to move, is telecommuting or remote work an option?
We will look at every option to keep our talented employees. We will be as flexible as we can be while meeting the needs of the business. We will review situations like this on a case-by-case basis.
24. Will those who move to Chicago receive additional compensation to offset the increased cost of living in Chicago?
The compensation of management and administrative employees who move to Chicago will be based on market rates for similar jobs in the area.
25. The pass travel programs for active and retired employees for the two companies are very different. Which one will we keep?
We will work with United to develop a unified pass program. Pass benefits are always a sensitive issue, and we are committed to developing a program that works for the combined company’s employees.
26. What uniforms will we wear once the merger takes effect?
We don’t know yet. This is one of many items that the merger integration teams, with representatives from Continental and United, will figure out in the period prior to the legal merger occurring near the end of this year. As part of that process, of course, we will seek input from uniformed workgroups. So at this point we don’t know whether co-workers at the merged company will wear the current Continental uniform, the current United uniform, or a new style of uniform.
27. Will we keep our profit sharing, on-time bonus and perfect attendance programs?
We will continue to reward you for achieving important goals, and we will continue to have a profit-sharing program. We will work to harmonize our incentive programs with United’s incentive programs, and we will continue to have on-time and perfect attendance programs.
28. How will the merger affect Continental Micronesia?
Continental Micronesia has been an important part of Continental for many years, and is poised to benefit from United’s large presence in Hawaii, the West Coast, and across Asia. Decisions on CMI’s corporate structure, brand and operating certificate will be made as part of the merger integration planning process

Contacts for Continental:	Contacts for United:
Media:	Media:
Corporate Communications	Worldwide Press Office
Phone: (713) 324-5080	Phone: (312) 997-8640
E-mail: corpcomm@coair.com	Email: media.relations@united.com

Investors:	Investors:
Investor Relations	Investor Relations
Phone: (713) 324-5000	Phone: (312) 997-8610
E-mail: investorrelationsdept@coair.com	E-mail: investorrelations@united.com
UNITED AND CONTINENTAL ANNOUNCE MERGER OF EQUALS
TO CREATE WORLD-CLASS GLOBAL AIRLINE
Customers and Communities to Benefit from Greater, Easier Access to World’s Most
Comprehensive Network; Preserves and Enhances Service to Small Communities
Employees to Benefit from Enhanced Long-Term Career Opportunities and Greater
Stability as Part of Stronger Global Competitor
Shareholders to Benefit from Strong Financial Foundation, Expected Net Annual Synergies
of $1.0 Billion to $1.2 Billion and Sustainable Long-Term Value
Award-Winning Customer Service Combines With Industry-Leading
On-Time Performance
Industry-Leading Frequent Flyer Program Provides More Opportunities to
Earn and Redeem Miles Worldwide
Existing Alliance Partnership Provides Platform for Smooth Integration
Name of Airline Will be United with Continental’s Logo and Livery
     HOUSTON AND CHICAGO, May 3, 2010 — Continental (NYSE: CAL) and United (NASDAQ: UAUA) today announced a definitive merger agreement, creating the world’s leading airline with superior service to customers, expanded access to an unparalleled global network serving 370 destinations around the world, enhanced long-term career prospects for employees, and a platform for improved profitability and sustainable long-term value for shareholders. The all-stock merger of equals brings together two of the world’s premier airlines, creating a combined company well positioned to succeed in an increasingly competitive global and domestic aviation industry.
     Glenn Tilton, chairman, president and chief executive officer of UAL Corp., will serve as non-executive chairman of the combined company’s Board of Directors through December 31, 2012 or the second anniversary of closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a member of the Board of Directors. He will also become executive chairman of the Board upon Tilton’s ceasing to be non-executive chairman.

     The combined organization will draw on the talented group of leaders from both companies, and key management positions will be determined prior to the transaction’s closing. The combined company’s management team is expected to include an equitable and balanced selection of executives from each company with the intention that each company will contribute roughly equal numbers. In addition to Smisek and Tilton, the 16-member Board of Directors will include six independent directors from each of the two companies and two union directors required by United’s charter.
     The holding company for the new entity will be named United Continental Holdings, Inc. and the name of the airline will be United Airlines. The marketing brand will be a combination of the brands of both companies. Aircraft will have the Continental livery, logo and colors with the United name, and the announcement campaign slogan will be “Let’s Fly Together.” The new company’s corporate and operational headquarters will be in Chicago and it will maintain a significant presence in Houston, which will be the combined company’s largest hub. Additionally, the CEO will maintain offices in both Chicago and Houston.
     Tilton said, “Today is a great day for our customers, our employees, our shareholders and our communities as we bring together our two companies in a merger of equals to create a world-class and truly global airline with an unparalleled network serving communities worldwide with outstanding customer service. Building on our Star Alliance partnership, we are creating a stronger, more efficient airline, both operationally and financially, better positioned to succeed in a dynamic and highly competitive global aviation industry. This combination will provide a strong platform for sustainable, long-term value for shareholders, opportunities for employees, and more and better scheduled service and destinations for customers. Knowing and respecting our colleagues at Continental as we do, we are confident that together we can compete successfully in what is now, clearly, a global marketplace.”
     Smisek said, “This combination brings together the best of both organizations and cultures to create a world-class airline with tremendous and enduring strengths. Together, we will have the financial strength necessary to make critical investments to continue to improve our products and services and to achieve and sustain profitability. We have forged a highly collaborative partnership with United over the past two years as we prepared for and executed a seamless transition to Star Alliance, an important achievement that gave us valuable experience in working together and built mutual respect between our two companies. I look forward to working with the employees of both companies around the world, so our airline can become an even stronger global competitor, deliver sustainable profitability, achieve best-in-class customer service under our unified brand, create long-term career opportunities and deliver increased value for shareholders.”

     The combination of United and Continental brings together the two most complementary networks of any U.S. carriers, with minimal domestic and no international route overlaps. The combined company will offer enhanced service to Asia, Europe, Latin America, Africa and the Middle East from well-placed hubs on the East Coast, West Coast, and Southern and Midwestern regions of the United States. The combined company will have 10 hubs, including hubs in the four largest cities in the United States, and will provide enhanced service to underserved small- and medium-sized communities. The combined carrier will continue to serve all the communities each carrier currently serves. Together, Continental and United serve more than 144 million passengers per year as they fly to 370 destinations in 59 countries.
     Employees will benefit from improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse carrier that is better able to compete successfully in the global marketplace. The companies believe the effect of the merger on front-line employees will be minimal, with reductions coming principally from retirements, attrition and voluntary programs. The company will provide employees with performance-based incentive compensation programs focused on achieving common goals. The combined company will be focused on creating cooperative labor relations, including negotiating contracts with collective bargaining units that are fair to the company and fair to the employee.
     On a pro forma basis, the combined company would have annual revenues of approximately $29 billion based on 2009 financial results, and an unrestricted cash balance of approximately $7.4 billion as of the end of first quarter 2010, including United’s recently closed financing transaction.
     In the merger, Continental shareholders will receive 1.05 shares of United common stock for each Continental common share they own. United shareholders would own approximately 55% of the equity of the combined company and Continental shareholders would own approximately 45%, including in-the-money convertible securities on an as-converted basis.
     The merger is expected to deliver $1.0 billion to $1.2 billion in net annual synergies by 2013, including between $800 million and $900 million of incremental annual revenues, in large part from expanded customer options resulting from the greater scope and scale of the network, and additional international service enabled by the broader network of the combined carrier.

Expected synergies are in addition to the significant benefits derived from the companies’ existing alliance and expected from their future joint venture relationships. The combined company is also expected to realize between $200 million and $300 million of net cost synergies on a run-rate basis by 2013. One-time costs related to the transaction are expected to total approximately $1.2 billion spread over a three-year period.
     The combined airline will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and the best new aircraft order book among major U.S. network carriers. It will have the financial strength to enhance customers’ travel experience by enabling it to invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement the best-in-class practices of both airlines.
     The merger will create the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.
     United and Continental are members of Star Alliance, the world’s largest airline network. Star Alliance customers will continue to benefit from service to over 1,000 destinations, more connecting opportunities, additional scheduling flexibility and access to leading reciprocal frequent flyer and airport lounge benefits with Star Alliance’s 24 other member airlines around the world.
     The merger, which has been approved unanimously by the Boards of Directors of both companies, is conditioned on approval by the shareholders of both companies, receipt of regulatory clearance, and customary closing conditions. The companies expect to complete the transaction in the fourth quarter of 2010. During the period between signing and closing of the merger, the CEOs of both companies will lead a transition team, which will develop a specific integration plan.
     J.P. Morgan Securities Inc. and Goldman, Sachs & Co. acted as financial advisors and provided fairness opinions to United, and Lazard and Morgan Stanley acted as financial advisors and provided fairness opinions to Continental. Jones Day, Vinson & Elkins LLP, and Freshfields Bruckhaus Deringer LLP acted as legal advisors to Continental, and Cravath, Swaine & Moore LLP acted as legal advisor to United.

Financial Community Webcast
     The companies will host a webcast today at 8:30 a.m. EDT to discuss the merger. Participants will include Glenn Tilton and Jeff Smisek. A slide presentation and the live audio webcast will be available and archived on a new dedicated merger website at www.unitedcontinentalmerger.com and will also be available on the investor relations section of each company’s website.
B-Roll Information and Satellite Coordinates
     B-roll footage will be available via satellite today until 12:00 pm EDT at the following coordinates: (C-Band analog): Galaxy 16 : Trans. 23 : DF 4160 (H)
     Trouble number for 5/3/2010 = 212-812-7149
     Members of the media can also download broadcast quality b-roll video and high-resolution images by going to the broadcast media center on www.unitedcontinentalmerger.com.
About Continental
     Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers 19,700 daily flights to 1,077 airports in 175 countries through its 26 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.
     Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.

About United
     United Airlines, a wholly-owned subsidiary of UAL Corporation (Nasdaq: UAUA), operates approximately 3,400* flights a day on United and United Express to more than 230 U.S. domestic and international destinations from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C. With key global air rights in the Asia-Pacific region, Europe and Latin America, United is one of the largest international carriers based in the United States. United also is a founding member of Star Alliance, which overall offers 19,700 daily flights to 1,077 airports in 175 countries through its 26 member airlines. United’s 46,000 employees reside in every U.S. state and in many countries around the world. United ranked No. 1 in on-time performance for domestic scheduled flights for 2009 among America’s five largest global carriers, as measured by the Department of Transportation and published in the Air Travel Consumer Report for 2009. News releases and other information about United can be found at the company’s Web site at united.com, and follow United on Twitter @UnitedAirlines.
† According to preliminary industry results provided by the five largest U.S. global carriers based on available seat miles, enplaned passengers or passenger revenue, United ranked highest in on-time performance for domestic scheduled flights as measured by the U.S. DOT (flights arriving within 14 minutes of scheduled arrival time) between January 1 and March 31, 2010, when compared to such U.S. global carriers, which includes Delta (including its Northwest subsidiary), American, Continental and US Airways.
* Based on United’s forward-looking flight schedule for January 2010 to December 2010.
Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
Note to Editors: Today’s news release, along with other news about United and Continental, is available on the Internet at www.united.com and www.continental.com, as well as www.unitedcontinentalmerger.com.
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